Exhibit (a)(1)(E)

CONSENT SOLICITATION AND OFFER TO EXERCISE

 Dear Security holder:

Tasker Products Corp. (the “Company”) is sending you the enclosed documents in connection with:

a. its solicitation of consents to amend warrants to purchase shares of its common stock, par value $0.001 per share (“Common Stock”), at an exercise price of $0.09 per share (the “9 Cent Warrants”), to permit holders immediately to exercise such warrants for:

•	6% Secured Convertible Promissory Notes due December 2010 and
•	warrants to purchase Common Stock at an exercise price of $0.15 per share; and

b. its solicitation of consents from holders of the Company’s 6% Secured Convertible Promissory Notes due September 2010, which were issued on September 28, 2007 (“6% Notes”), to the registration of shares of Common Stock underlying certain of the Company’s securities.

In addition to this cover letter, this packet includes the following items:

1.	Consent Solicitation and Offer to Exercise, dated November 21, 2007
2.	Notice of Consent and Election
3.	Withdrawal Form
4.	Instructions
5.	Form of 6% Secured Convertible Promissory Note due December 2010
6.	Form of Common Stock Purchase Warrant (exercise price of $0.15 per share)
7.	Form of Security Agreement
8.	Form of Collateral Agent Agreement
9.	Form of Tasker Manufacturing Corp. Guaranty
10.	Form of Tasker Products IP Holdings Corp. Guaranty and
11.	Federal Express Return Waybill.

The Consent Solicitation and Offer to Exercise will expire at midnight, Eastern Time, on December 20, 2007, unless extended or earlier terminated by us. In order to consent to the amendment of and immediately exercise the 9 Cent Warrants, you must provide your consent(s) and validly tender the 9 Cent Warrants by that time (unless extended or earlier terminated) upon the terms and conditions described in the enclosed document entitled “Consent Solicitation and Offer to Exercise.” You may use the enclosed “pre-paid” FedEx envelope to provide your consent(s) and tender your 9 Cent Warrants. The Company is asking holders of its 6% Notes to consent to the registration of shares of Common Stock underlying certain of its securities, even if they choose not to amend and immediately exercise their 9 Cent Warrants.

If you have any questions about the Company’s Consent Solicitation and Offer to Exercise, please call Stathis Kouninis at (603) 766-1973.

November 21, 2007